Exhibit 99.3

September 21, 2015

Dear Waypointers,

As you know, we have always been relentlessly focused on growing this great company. We have had enormous success building the business organically, thanks in large part to the tireless efforts of all Waypointers. We have also been open to evaluating strategic business opportunities that would enhance our growth trajectory, including combining our business with another best-in-class SFR company. I’m pleased to announce that we have found that partner in Colony American Homes, and our board has made the decision to merge these two businesses to create the industry’s market leader. The combined company will have the scale, operating platform and resources to redefine the single family rental industry. This is something that would have taken us much longer if we were to have remained independent. I’d like to let you know the strategic business rationale, and what the implications of the merger will mean for SWAY and for all of us.

This merger will be a game-changing combination for our industry and we are very excited about the enormous opportunities that this combination will bring. Together, the companies will own and manage over 30,000 homes and have an asset value of $7.7 billion. We believe that the new, larger company will be the best-positioned operator in our sector and can better realize the true performance potential we believe our industry can deliver to investors.

Both SWAY and Colony American are very similar organizations which should ensure a seamless integration: both companies emphasize the importance of a team-based performance culture, have aggressively applied technology to solve the operational complexity of SFR, and have geographic footprints that are remarkably similar. We believe that combining the two companies creates a true ‘1 + 1 = 3’ scenario, a new company that is greater than the sum of its parts.

As we work to integrate our two organizations over the next several months, our goal will be to take the best systems and practices from both companies to create a combined organization that will lead the SFR space for years to come. There are still many things being worked on, but right now we can tell you the following:

•	Fred Tuomi, current Chief Operating Officer (COO) of CAH, will be the Chief Executive Officer (CEO) of the new company. Fred will be a great CEO for our new company and I am excited for you all to meet him.

•	I will take the role of President and COO where I will be responsible for running the day-to-day operations of the new company.

•	The new company will establish its corporate headquarters in Scottsdale, AZ but we will maintain a corporate office in Oakland where I will continue to be based.

•	SWAY will operate independently until the deal closes, which we anticipate to be in the first quarter of 2016.

As with any merger, there will be some duplication of job duties between the two companies. As we streamline the combined organization, decisions will be made as to which functions will be carried out by which groups and individuals, and from there job offers will be made. Since both companies have overlap, we do not expect everyone will be offered long-term positions with the new company. Much remains to be decided, but we can make the following commitments to you:

1.	We will communicate as clearly and quickly as we can.

2.	Where we do have job eliminations we will provide a lot of advanced notice.

3.	If you are not offered a comparable job in the new company, we will provide a transition and severance plan.

During this time of transition, it’s important we all maintain our company values and mission throughout the process – to each other, our residents, our investors and our communities - and remain focused on our current SWAY operations. Waypoint’s 2015 bonus plan will still be in effect, so it is in all of our interests to finish this year strong. We have every expectation that together we will meet our 2015 bonus goals.

I would like to leave you with this thought: our industry is still in the early stages of its evolution. When the apartment industry was in the same evolutionary period during the early 1990s, it was a series of mergers that enabled a few best in class operators to establish a stronghold and validate the asset class. I believe this is absolutely the best opportunity for Waypoint and, although the new company will be different, together with our new partners at Colony American Homes we truly have a chance to make history. I fully expect our new company will be our industry’s leader and I am excited for this next phase of Waypoint’s growth.

Should you have any questions, feel free to reach out to me directly or any member of our senior management team. I also encourage you to review our official press release and public filings for more information.

Onwards!

Doug

Important Additional Information

The Company and its trustees and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in respect of the proposed transactions. Information regarding the Company’s trustees and executive officers can be found in the Company’s definitive proxy statement filed with the SEC on April 3, 2015.

IN CONNECTION WITH THE TRANSACTIONS, THE COMPANY WILL FILE A PROXY STATEMENT AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, THE MANAGER, THE MERGER AND THE TRANSACTIONS, INCLUDING THEIR TERMS AND ANTICIPATED EFFECTS AND RISKS TO BE CONSIDERED BY THE COMPANY’S SHAREHOLDERS. Shareholders of the Company, and other interested persons, may find additional information regarding the Company at the SEC’s Internet site at www.sec.gov or by directing requests to: ir@waypointhomes.com, telephone (510) 982-5470.

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